August 15, 2006

Ms. Linda van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:  Saxon Capital, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the period ended March 31, 2006
File No. 1-32447

Dear Ms. van Doorn:

We have reviewed your letter dated August 9, 2006 regarding the following filings of Saxon Capital, Inc.: Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the period ended March 31, 2006. We respectfully submit the following explanations and requested supplemental information so that you may better understand our disclosures.

1.
Please clarify to us how the popularity of interest-only and other longer-amortization products in the market place resulted in increased prepayment speeds from that experienced in 2004. Clarify why these loans have a higher likelihood of prepayment.

Response: The Company believes that the introduction and increased popularity of non-traditional mortgage loan products, such as interest-only mortgage loans and other longer-term amortization products, in 2005 resulted in increased prepayment speeds in our existing mortgage loan portfolio over the prior year because such products incentivized our customers to refinance their existing loans into these new products. In an increasing interest rate environment, non-traditional mortgage products were developed with lower or no principal amortization to assist borrowers with the increase in monthly mortgage payments due to higher interest rates. To the extent that the Company was not offering these new types of products, an increased amount of our existing loans were prepaid in advance of their due dates, which reduced our portfolio balance. In addition, we believe that these non-traditional mortgage loan product types have a higher likelihood of prepayment in the future, specifically in the year in which the low initial interest rate resets to a potentially higher rate (assuming a rising interest rate environment). In this situation, borrowers have refinanced into adjustable rate-mortgage loan products with lower initial interest rates, or so-called “teaser” rates.

2.
We note that the company’s average loss severity, which is currently 40%, has increased over time which the company attributes to the fact that loss severities typically increase as a portfolio gets older. Since the loss severity as a percentage is defined as the total loss amount divided by the actual unpaid principal balance, and since presumably as a portfolio ages the loan to value ratio in an amortizing loan would decline, clarify why the loss severity is increasing as the loan portfolio ages.

Response: It is an axiom in the mortgage business that loss severity typically increases as a mortgage portfolio seasons. This is true for several reasons. Borrowers generally are more likely to be able to foresee and plan for their short-term financial circumstances, and are more likely to be able to make initial mortgage loan payments. As time goes on, unforeseen changes in financial circumstances of borrowers tend to lead to increased delinquencies and losses. In addition, with respect to the calculation of loss severity, delinquency halts the amortization process. As a result, the unpaid principal balance of a delinquent loan ceases to decline. When a loan becomes delinquent, we, as servicer, continue to be responsible for advancing interest on the loan. The amounts of these advances are added to the total loss amount included in the loss severity estimate utilized in our allowance for loan and interest loss model. Therefore, as a portfolio ages and we continue to make advances on delinquent loans, our amount at risk continues to increase, while the outstanding principal balance of that loan remains constant.

3.
Please clarify to us why the amount of unsecuritized mortgage loans - payments less than one year, presented in the reconciliation, would differ under your definition of working capital as opposed to working capital as commonly defined.

Response: The Company pledges its unsecuritized warehouse mortgage loans to repurchase facilities in order to obtain short-term financing. The Company considers unsecuritized mortgage loans that are pledged to these facilities to be fully financed and therefore does not regard the excess of the mortgage loan collateral value over the amount of related warehouse debt as available working capital. The Company’s definition of working capital defines this availability as “assets that are able to be pledged within five days”. Accordingly, this excess collateral value does not meet our definition. However, this excess collateral amount is typically considered in the common definition of working capital and is therefore included in the reconciliation. For example, if the Company pledges $100,000 in unsecuritized mortgage loans under a financing facility, the lender will advance $98,000. Under the Company’s definition of working capital, the remaining $2,000 is not considered working capital because it is not available to be pledged within five days. However, such remaining amount would meet the common definition of working capital, as this collateral could be liquidated and the net amount would generate liquidity.

4.	Please explain to us why positive changes in the fair value of derivative instruments are included in restricted cash.

Response: As of December 31, 2005, the Company held $4.8 million of cash that related to excess credit support for an open derivative position with a certain derivative counterparty. In accordance with the governing International Swaps and Derivatives Association agreement with the counterparty, such funds were related to the value of this open position and would be required to be remitted back to the counterparty if the value of the derivative position declined or the derivative position was liquidated. Therefore, the Company determined that it was appropriate to classify this amount of cash as “restricted” on its consolidated balance sheet and to establish a payable to the counterparty in the same amount. As a separate matter of policy related to accounting for derivative instruments, the Company records changes in the fair market value of its derivatives, as well as cash settlements received on these derivatives, in the line item entitled “Derivative gains/losses” on its consolidated statement of operations.

5.
Please clarify whether or not your commitment to purchase third party servicing rights is at fair value. If not, clarify how you are accounting for this favorable or unfavorable purchase commitment and the GAAP basis for your accounting treatment.

Response: For GAAP disclosure purposes, we disclose the price for which we have agreed to purchase third party servicing rights in the Commitments and Contingencies footnote. This agreed upon price represents the expected fair value of the servicing rights.

From a GAAP accounting treatment standpoint, we do not record these commitments on our consolidated balance sheet. The Company has analyzed the terms and conditions of these commitments in light of the guidance set forth in SFAS 133, Accounting for Derivative Instruments and Hedging Activities and the related DIG issues. The Company’s analysis was conducted in two steps. In the first step, the Company determined that these commitments met the definition of a “firm commitment” in accordance with DIG F3, Firm Commitments - Statutory Remedies for Default Constituting a Disincentive for Nonperformance. Secondly, the Company determined that these firm commitments did not meet the definition of a derivative instrument as set forth in paragraph 6 of SFAS 133. Specifically, they did not meet the third criterion requiring net settlement. These commitments cannot be settled in the manner required by the third criterion for the following three reasons:

•
Neither party to these commitments is required to deliver an asset that is associated with the underlying and that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount);

•
There is no market mechanism for these firm commitments that facilitates net settlement. There is no exchange that offers a ready opportunity to sell servicing rights contracts or to enter into an offsetting contract, nor are there brokers standing ready to relieve the Company of its rights and obligations under these types of contracts; and

•	The servicing rights asset being delivered under these contracts is not readily convertible to cash and is not itself a derivative instrument.

Based on these three considerations, the requirement of net settlement is not present and therefore, these firm commitments are not accounted for at their fair value on the consolidated balance sheet as derivatives.

In practice, management stays abreast of the fair market values of sub-prime servicing rights subsequent to entering into a firm purchase commitment. Prices for sub-prime servicing rights are not as sensitive to interest rate changes and do not tend to fluctuate significantly within the short time frame between commitment and closing. However, if management noticed that there was a significant unfavorable change in the value of our firm commitment, this unfavorable change would be evaluated in accordance with SFAS 5, Accounting for Contingencies, and the appropriate accounting treatment would be applied.

Please let us know if you have any questions regarding our responses to your comments.

Sincerely,

/s/ Robert B. Eastep

Robert B. Eastep
Executive Vice President and Chief Financial Officer